FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC CAYMAN

Following a strategic review, HSBC Bank (Cayman) Limited ('HSBC Cayman'), an indirect wholly owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell parts of its corporate and retail banking business in the Cayman Islands (the 'Business') to Butterfield Bank (Cayman) Limited.

Gross assets of the Business as at 31 March 2014 were approximately US$0.8bn. Total assets of HSBC Cayman at the same date were approximately US$1.4bn. The transaction is expected to complete in the fourth quarter of 2014 and represents further progress in the execution of HSBC Group strategy.

HSBC Cayman will commence wind down preparations, including ceasing to undertake new business with immediate effect, and will look to minimise the impact on the remaining customers during this period.

Media enquiries to:
Heidi Ashley	+ 44 20 7992 2045	heidi.ashley@hsbc.com
Investor Relations enquiries to:
Guy Lewis	+ 44 20 7992 1938	guylewis@hsbc.com
Hugh Pye	+ 852 2822 4908	hugh.pye@hsbc.com

Note to editors:
HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in over 75 countries and territories in Europe, Asia, North and Latin America, the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 09 July 2014